Lanikai Brewing Company LLC

ANNUAL REPORT

175 C Hamakua Drive
Kailua, HI 96734
(808) 295-7303
www.lanikaibrewing.com

This Annual Report is dated March 30, 2026.

BUSINESS

Lanikai Brewing Company (LBC) is an independently-owned, innovative, Island Inspired®, Hawaiʻi-made craft beer and spirits venture. In an industry that consists of large companies that mass-produce industrialized beer, we take our cues from premium, local, rare, and exotic ingredients, grown by local farmers or foraged from across the island chain, to produce bold and flavorful beers, often using Native Hawaiian yeasts and microflora. We maintain a profound commitment to our community and Hawaii islands in everything we do. As one of the most sustainable breweries in the country, we are working towards becoming one of the first carbon-negative breweries.

Lanikai Brewing Company, LLC, is a limited liability company organized under the laws of the State of Hawaii on March 14, 2011.

Previous Offerings

The Company has not conducted any recent offerings of securities.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;


**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION**


Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenue

Revenue for fiscal year 2025 was $4,080,699, a 39% increase over fiscal year 2024 revenue of $2,940,914. The significant improvement was mainly driven by the opening of a new full-service bar and restaurant on the Big Island of Hawaii. Additionally, 2025 sales to our distributor increased by 35% with broader distribution channels and additional new products.

Cost of sales

Cost of Goods Sold (COGS) in 2025 was $1,340,079, an increase of approximately $488,000 (or 57%) from costs of $852,271 in fiscal year 2024. COGS as a % of Sales increased by about 4% as a result of inflation, as well as adding a new restaurant operation in 2025.

Gross margins

2025 gross profit increased by $652,000 over 2024 gross profit, which is a 31% increase.

Expenses

The Company's operating expenses consist of, among other things, compensation and benefits, selling & general administrative expenses, occupancy expenses, insurance, depreciation, and professional fees. Total operating expenses in 2025 increased $632,000 from 2024, or 29%.

The 29% growth in expenses is less than the sales growth of 39%, representing economies of scale and the ability to expand and grow sales without a correlating increase in costs.

Historical results and cash flows:

Historically, Lanikai Brewing Company has been funded by founders' contributions and debt, and sales have grown at a steady pace. (From $360,000 in 2015 to over $4 million in 2025)

The company still has excess capacity within our production facility so will be able to manage the expected increases in production and sales without large investments in capital equipment. Most of our near-term growth will come from increased sales to our distributor (both craft beer and distilled spirits) and the opening one or two more restaurants with full-service bars for more direct-to-consumer sales.

The Company believes past financial performance is indicative of future results. Raising funds by selling equity in a regulated crowdfunding campaign will support our growth initiatives and result in improved cash flow and profitability.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 202,983.

Debt

Creditor: Small Business Administration
Outstanding balance: $469,904.00
Interest rate: 3.75%
Material terms: This is a SBA loan that is collateralized by assets of the company and has restrictions as to the use of the proceeds. The two principal officers of the company provided personal guarantees on this loan. Amount calculated as of 12/31/2025.

_____

Creditor: Members
Outstanding balance: $398,638.00
Interest rate: 8.75%
Material terms: The interest rate is prime + 2%. There is no defined payback period. Amount calculated as of 12/31/2025.

_____

Creditor: Shareholder
Outstanding balance: $148,267.00
Interest rate: 8%
Material terms: There is no defined payback period. Amount calculated as of 12/31/2025.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Steve Haumschild
Steve Haumschild's current primary role is with the Issuer.
Positions and offices currently held with the issuer:

- Position: CEO & Brewmaster, Board Member
- Dates of Service: January 2014 — Present
- Responsibilities: Accountable for overall strategic and operational direction of the company, which includes the oversight of Production (brewing and distilling), Sales & Marketing, and the Tap & Barrel restaurant. The responsibilities entail long-term vision, creativity in new products and recipes, effective communication, mentoring/leadership, problem-solving, relationship building, sustainability, and risk management, among other things.

Other business experience in the past three years:

- Employer: Hawaiian Craft Brewers Guild

Title: Active member of the Guild; has held the title of Vice President.

Dates of Service: July 2015 — Present

Responsibilities: Support the mission of advancing the craft beer industry in Hawaii, primarily through influencing legislation that is favorable to the independent craft brewers in Hawaii.

_____

Name: Allan Darling

Allan Darling's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO and Board Member
- Dates of Service: January 2014 — Present
- Responsibilities: Accountable for all technical accounting, financial reporting, tax matters, treasury matters and overall compliance in the areas of accounting and tax. Also responsible for overseeing HR issues and processes.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Founders Units

Stockholder Name: Steven R. Haumschild Living Trust (Malia S Haumschild as beneficiary)

Amount and nature of Beneficial ownership: 3,222,732

Percent of class: 54%

_____

Title of class: Class P Preferred Units

Stockholder Name: Steven R. Haumschild Living Trust (Malia S Haumschild as beneficiary)

Amount and nature of Beneficial ownership: 2,255,650

Percent of class: 53   %

_____

Title of class: Class B Employee Units

Stockholder Name: Steven R. Haumschild Living Trust (Malia S Haumschild as beneficiary)

Amount and nature of Beneficial ownership: 2,600,000

Percent of class: 58%

_____

Title of class: Class A Founders Units

Stockholder Name: Allan D. Darling Trust (Tracy Philips as beneficiary)

Amount and nature of Beneficial ownership: 2,269,805

Percent of class: 38%

_____

Title of class: Class P Preferred Units

Stockholder Name: Allan D. Darling Trust (Tracy Philips as beneficiary)

Amount and nature of Beneficial ownership: 288,348

Percent of class: 7%

_____

Title of class: Class B Employee Units

Stockholder Name: Allan D. Darling Trust (Tracy Philips as beneficiary)

Amount and nature of Beneficial ownership: 877,274

Percent of class: 20%

RELATED PARTY TRANSACTIONS

Name of Person: Allan Darling

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Founder's Loan balance of $139,540 as of 12/31/25

Material Terms: Interest accrues at prime + 2.0%. Payback period is not defined.

_____

Name of Person: Dan Frerich

Relationship to Company: Director

Nature / amount of interest in the transaction: Founder's Loan balance of $25,625 as of 12/31/25.

Material Terms: Interest accrues at prime + 2.0%. Payback period is not defined.

_____

Name of Person: Steve Haumschild

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Founder's Loan balance of $233,473 as of 12/31/25.

Material Terms: Interest accrues at prime + 2.0%. Payback period is not defined.

OUR SECURITIES

The Company has authorized Class A Founders Units, Class B Employee Units, Class C Common Units, and Class P Preferred Units.

Class A Founders Units
• Authorized: 6,000,000
• Outstanding: 6,000,000
• Voting Rights: One vote for each unit held
• Material Rights: (a) Proceeds from a Capital Event shall be distributed to the Members: (i) First, to the holders of the Class A Units and Class P Units, in proportion to their Capital Units, until they have received aggregate distributions under this Section 8.02(a)(i) in an amount equal to the aggregate Capital Contributions made in respect of such Capital Units. (ii) Second, to holders of Class B Employee Units, in proportion to such Class B Common Units, until the aggregate distributions to holders of Class B Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class B Common Units have received the Class B Common Units Percentage, of the total distributions to all such holders. (iii) Third to holders of Class C Common Units, in proportion to such Class C Common Units, until the aggregate distributions to holders of Class C Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class C Common Units have received the Class C Common Units Percentage, of the total distributions to all such holders. (b) Notwithstanding the foregoing, a Class B Common Unit with an associated Strike Price (of greater than $0) shall not be included for purposes of, and shall not participate in, distributions pursuant to Section 8.2(a)(iii) until an amount per Unit equal to the Strike Price associated with such Class B Common Unit has been distributed under Section 8.2(a)(iii). For purposes of this Section 8.2, such Class B Common Units shall not be considered to be issued or outstanding until such distributions have been made. Thereafter, such Class B Common Units shall participate in any remaining amounts to be distributed on a pro rata basis.

"Capital Event" means any liquidation of the Company or any subsidiary or any sale or other disposition of all or substantially all of the assets of the Company or any subsidiary in a single transaction or an integrated series of transactions entered into with the intent of disposing of all or substantially all of the assets of the Company or any subsidiary, including by way of merger or consolidation of the Company with or into any other entity. Capital Transaction also means any recovery under any insurance policy providing for protection against a loss of any significant portion of the Company's or any subsidiary's assets.

Limitations on Transfers: There are certain restrictions on the ability to transfer units held by Members. See exhibit F for additional information.
Class B Employee Units
• Authorized: 3,677,274
• Outstanding: 3,677,274
• Voting Rights: One vote for each unit held

• Material Rights: (a) Proceeds from a Capital Event shall be distributed to the Members: (i) First, to the holders of the Class A Units and Class P Units, in proportion to their Capital Units, until they have received aggregate distributions under this Section 8.02(a)(i) in an amount equal to the aggregate Capital Contributions made in respect of such Capital Units. (ii) Second, to holders of Class B Employee Units, in proportion to such Class B Common Units, until the aggregate distributions to holders of Class B Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class B Common Units have received the Class B Common Units Percentage, of the total distributions to all such holders. (iii) Third to holders of Class C Common Units, in proportion to such Class C Common Units, until the aggregate distributions to holders of Class C Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class C Common Units have received the Class C Common Units Percentage, of the total distributions to all such holders. (b) Notwithstanding the foregoing, a Class B Common Unit with an associated Strike Price (of greater than $0) shall not be included for purposes of, and shall not participate in, distributions pursuant to Section 8.2(a)(iii) until an amount per Unit equal to the Strike Price associated with such Class B Common Unit has been distributed under Section 8.2(a)(iii). For purposes of this Section 8.2, such Class B Common Units shall not be considered to be issued or outstanding until such distributions have been made. Thereafter, such Class B Common Units shall participate in any remaining amounts to be distributed on a pro rata basis.

"Capital Event" means any liquidation of the Company or any subsidiary or any sale or other disposition of all or substantially all of the assets of the Company or any subsidiary in a single transaction or an integrated series of transactions entered into with the intent of disposing of all or substantially all of the assets of the Company or any subsidiary, including by way of merger or consolidation of the Company with or into any other entity. Capital Transaction also means any recovery under any insurance policy providing for protection against a loss of any significant portion of the Company's or any subsidiary's assets.

Limitations on Transfers: There are certain restrictions on the ability to transfer units held by Members. See exhibit F for additional information.
Class C Common Units
• Authorized: 1,028,728
• Outstanding: 0
• Voting Rights: One vote for each unit held
• Material Rights: (a) Proceeds from a Capital Event shall be distributed to the Members: (i) First, to the holders of the Class A Units and Class P Units, in proportion to their Capital Units, until they have received aggregate distributions under this Section 8.02(a)(i) in an amount equal to the aggregate Capital Contributions made in respect of such Capital Units. (ii) Second, to holders of Class B Employee Units, in proportion to such Class B Common Units, until the aggregate distributions to holders of Class B Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class B Common Units have received the Class B Common Units Percentage, of the total distributions to all such holders. (iii) Third to holders of Class C Common Units, in proportion to such Class C Common Units, until the aggregate distributions to holders of Class C Common Units are such that holders of Capital Units have received the Capital Unit

Percentage, and holders of Class C Common Units have received the Class C Common Units Percentage, of the total distributions to all such holders. (b) Notwithstanding the foregoing, a Class B Common Unit with an associated Strike Price (of greater than $0) shall not be included for purposes of, and shall not participate in, distributions pursuant to Section 8.2(a)(iii) until an amount per Unit equal to the Strike Price associated with such Class B Common Unit has been distributed under Section 8.2(a)(iii). For purposes of this Section 8.2, such Class B Common Units shall not be considered to be issued or outstanding until such distributions have been made. Thereafter, such Class B Common Units shall participate in any remaining amounts to be distributed on a pro rata basis.

"Capital Event" means any liquidation of the Company or any subsidiary or any sale or other disposition of all or substantially all of the assets of the Company or any subsidiary in a single transaction or an integrated series of transactions entered into with the intent of disposing of all or substantially all of the assets of the Company or any subsidiary, including by way of merger or consolidation of the Company with or into any other entity. Capital Transaction also means any recovery under any insurance policy providing for protection against a loss of any significant portion of the Company's or any subsidiary's assets.

Limitations on Transfers: There are certain restrictions on the ability to transfer units held by Members. See exhibit F for additional information.
Class P Preferred Units
• Authorized: 4,293,998
• Outstanding: 4,293,998
• Voting Rights: One vote for each unit held
• Material Rights: The total amount outstanding includes 1,019,543 units to be issued pursuant to outstanding warrants.

(a) Proceeds from a Capital Event shall be distributed to the Members: (i) First, to the holders of the Class A Units and Class P Units, in proportion to their Capital Units, until they have received aggregate distributions under this Section 8.02(a)(i) in an amount equal to the aggregate Capital Contributions made in respect of such Capital Units. (ii) Second, to holders of Class B Employee Units, in proportion to such Class B Common Units, until the aggregate distributions to holders of Class B Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class B Common Units have received the Class B Common Units Percentage, of the total distributions to all such holders. (iii) Third to holders of Class C Common Units, in proportion to such Class C Common Units, until the aggregate distributions to holders of Class C Common Units are such that holders of Capital Units have received the Capital Unit Percentage, and holders of Class C Common Units have received the Class C Common Units Percentage, of the total distributions to all such holders. (b) Notwithstanding the foregoing, a Class B Common Unit with an associated Strike Price (of greater than $0) shall not be included for purposes of, and shall not participate in, distributions pursuant to Section 8.2(a)(iii) until an amount per Unit equal to the Strike Price associated with such Class B Common Unit has been distributed under Section 8.2(a)(iii). For purposes of this Section 8.2, such Class B Common Units shall not be considered to be issued or outstanding until such distributions have been made.

Thereafter, such Class B Common Units shall participate in any remaining amounts to be distributed on a pro rata basis.

"Capital Event" means any liquidation of the Company or any subsidiary or any sale or other disposition of all or substantially all of the assets of the Company or any subsidiary in a single transaction or an integrated series of transactions entered into with the intent of disposing of all or substantially all of the assets of the Company or any subsidiary, including by way of merger or consolidation of the Company with or into any other entity. Capital Transaction also means any recovery under any insurance policy providing for protection against a loss of any significant portion of the Company's or any subsidiary's assets.

Limitations on Transfers: There are certain restrictions on the ability to transfer units held by Members. See exhibit F for additional information.

What it means to be a minority holder

As a minority holder of Class C Common Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
  If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk

An investment in the Company (Lanikai Brewing Company LLC) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Common Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class C Common Units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the brewing and distilling industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights

The Class C Common Units that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in

these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Lanikai Brewing Company or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Lanikai Brewing Company could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Lanikai Brewing Company LLC

By /s/ *Steven R. Haumschild*

Title: CEO & Brewmaster

By /s/ *Steven R. Haumschild*

Name: Steven R. Haumschild
Title: CEO & Brewmaster

By /s/ *Allan D. Darling*

Name: <u>Allan D. Darling</u>
Title: CFO

Exhibit A
FINANCIAL STATEMENTS

Consolidated Financial Statements and Independent Accountants' Review Report

Lanikai Brewing Company, LLC, and its Wholly Owned Subsidiary

December 31, 2025 and 2024

Contents



VERITY
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members,
Lanikai Brewing Company, LLC, and its wholly-owned subsidiary, Seven Mile Miracle, LLC:

We have reviewed the accompanying consolidated financial statements of Lanikai Brewing Company, LLC, and its wholly-owned subsidiary, Seven Mile Miracle, LLC, (collectively, the "Company") which comprise the consolidated balance sheets as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in members' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the "consolidated financial statements"). A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility
Our responsibility is to conduct reviews in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants ("AICPA"). Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the consolidated financial statements for them to be in accordance with U.S. GAAP. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountants' Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with U.S. GAAP.

March 3, 2026 Verity CPAs

Lanikai Brewing Company, LLC

CONSOLIDATED BALANCE SHEETS

As of December 31,

	2025	2024
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 202,983	$ 221,979
Accounts receivable, net	85,643	51,843
Inventory	152,356	120,679
Prepaid expenses and other current assets	44,777	21,168
Right-of-use asset, current portion	278,375	226,477
Total current assets	764,134	642,146
NON-CURRENT ASSETS		
Property and equipment, net	336,107	383,561
Deposits	46,427	42,427
Right-of-use asset, less current portion	104,700	202,371
Total non-current assets	487,234	628,359
TOTAL ASSETS	$ 1,251,368	$ 1,270,505
LIABILITIES AND MEMBERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable	$ 104,011	$ 28,360
Accrued expenses	179,458	128,875
Accrued interest payable, current portion	919	842
Small Business Administration loans, current portion	12,825	11,900
Lease liability, net, current portion	278,375	226,477
Total current liabilities	575,588	396,454
NON-CURRENT LIABILITIES		
Small Business Administration loans, less current portion	457,079	469,948
Accrued interest payable, less current portion	211,979	209,408
Notes payable to members	334,926	334,926
Lease liability, net, less current portion	104,700	202,371
Total non-current liabilities	1,108,684	1,216,653
COMMITMENTS AND CONTINGENCIES	-	-
Total liabilities	1,684,272	1,613,107
MEMBERS' DEFICIT		
Class A founder units	216,500	216,500
Class P preferred units	175,000	175,000
Class C common units, net	378,176	378,176
Accumulated deficit	(1,202,580)	(1,112,278)
Total members' deficit	(432,904)	(342,602)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$ 1,251,368	$ 1,270,505

The accompanying notes are an integral part of these consolidated financial statements.

Lanikai Brewing Company, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31,

	2025	2024
REVENUES	$ 4,080,669	$ 2,940,914
COSTS OF GOOD SOLD	(1,340,079)	(852,271)
Gross profit	2,740,590	2,088,643
OPERATING EXPENSES:		
Payroll and payroll related expenses	1,762,133	1,531,997
Selling, general, and administrative	405,509	253,087
Occupancy expenses	342,576	221,188
Insurance	211,116	111,007
Depreciation	66,712	24,675
Professional fees	25,698	39,731
Total operating expenses	2,813,744	2,181,685
LOSS FROM OPERATIONS	(73,154)	(93,042)
OTHER INCOME (EXPENSES):		
Other miscellaneous income	4,200	126,306
Grant revenue	-	6,800
Loss on disposal of asset	(4,042)	-
Interest expense	(17,306)	(55,530)
Total other (expenses) income, net	(17,148)	77,576
NET LOSS	$ (90,302)	$ (15,466)

The accompanying notes are an integral part of these consolidated financial statements.

Lanikai Brewing Company, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the two-years ended December 31, 2025

	Class A units		Preferred units		Class B units		Class C units		Accumulated Deficit	Total
	Units	Amount	Units	Amount	Units	Amount	Units	Amount		
Balance at January 1, 2024	6,000,000	$ 216,500	4,293,998	$ 175,000	3,677,274	-	221,227	$ 378,176	$ (1,096,812)	$ (327,136)
Net loss	-	-	-	-	-	-	-	-	(15,466)	(15,466)
Balance at December 31, 2024	6,000,000	216,500	4,293,998	175,000	3,677,274	-	221,227	378,176	(1,112,278)	(342,602)
Net loss	-	-	-	-	-	-	-	-	(90,302)	(90,302)
Balance at December 31, 2025	6,000,000	$ 216,500	4,293,998	$ 175,000	3,677,274	$ -	221,227	$ 378,176	$ (1,202,580)	$ (432,904)

The accompanying notes are an integral part of this consolidated financial statement.

6

Lanikai Brewing Company, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (90,302)	$ (15,466)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	122,157	104,389
Loss on disposal of property and equipment	4,042	-
Changes in assets and liabilities:		
Accounts receivable	(33,800)	(8,699)
Note receivable	-	6,275
Inventory	(31,677)	18,415
Prepaid expenses and other current assets	(23,609)	21,744
Accounts payable	75,651	957
Accrued expenses	50,583	25,995
Accrued interest expense	2,648	38,551
Net cash provided by operating activities	75,693	192,161
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(78,745)	(124,840)
Payments of refundable deposits	(4,000)	-
Net cash used in investing activities	(82,745)	(124,840)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on Small Business Administration loans	(11,944)	(11,310)
Payments on merchant loan	-	(35,366)
Net cash used in financing activities	(11,944)	(46,676)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(18,996)	20,645
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	221,979	201,334
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$ 202,983	$ 221,979
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	$ 14,658	$ 19,684
Operating lease assets obtained in exchange for lease liabilities, net	$ 199,052	$ 428,848

The accompanying notes are an integral part of these consolidated financial statements.

Lanikai Brewing Company, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE 1 – COMPANY BACKGROUND

Organization and nature of operations

Lanikai Brewing Company, LLC, is a limited liability company organized under the laws of the State of Hawaii. Lanikai Brewing Company, LLC, is comprised of a microbrewery and distillery on Oahu that produces, packages and distributes a variety of "island-inspired" craft beer styles and craft spirits; a craft pub that serves alcoholic and non-alcoholic beverages, as well as food, to the public; and a full-service bar and restaurant on the Big Island of Hawaii.

Operating agreement

The following presents a summary of significant financial terms of Lanikai Brewing Company's Operating Agreement: (a) no member shall be personally liable for the expenses, debts, obligations, or liabilities of the Company and (b) profits and losses of the Company are to be allocated among the members in proportion to their respective membership percentage interest. The Operating Agreement should be referred to for more specific terms.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies for Lanikai Brewing Company, LLC, and its wholly owned subsidiary, Seven Mile Miracle, LLC, (collectively, the "Company"), that are applied consistently in the preparation of the accompanying consolidated financial statements are as follows.

Basis of presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

These consolidated financial statements have been on the going concern basis of accounting and are dependent upon the Company having sufficient liquidity to fund its operations for at least the next twelve months from the issuance of these consolidated financial statements in accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic No. 205-40, *Presentation of Consolidated financial statements—Going Concern*.

The Company incurred a loss of $90,302 and $15,466 for the years ended December 31, 2025 and 2024, respectively, and had an accumulated deficit of $1,202,580 as of December 31, 2025. The Company's principal source of liquidity has been from operations. The Company's internal plans and forecasts indicate that it will have sufficient liquidity to continue to fund its business and operations for at least the next twelve months from the date of these financial statements.. The Company intends to satisfy its current and future working capital and debt service obligations through the expansion of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2025 and 2024

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

<u>Use of estimates</u>

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is reasonably possible that such estimates may change within the near term, and such differences could be material to the financial statements.

<u>Cash and cash equivalents</u>

The Company considers all highly liquid investments purchased with maturities of three-months or less at the acquisition date and money market funds to be cash equivalents.

The Company maintains cash and cash equivalent deposit accounts at a financial institution. Accounts at this institution are insured by the Federal Deposit Insurance Corporation for up to $250,000. As of December 31, 2025 and 2024, there were no uninsured bank balances.

<u>Accounts receivable, net</u>

Accounts receivable are recorded at the invoiced amount and do not accrue interest. Accounts receivable consists of receivables due from sales of its craft beer and spirits.

It is the Company's policy to provide for an allowance for doubtful accounts based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Normal receivables are due 30 days after the issuance of the invoice. Receivables past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. There were no allowance for doubtful accounts as of December 31, 2025, and 2024, respectively.

Opening and closing balances for accounts receivable were as follows:

	January 1, 2024	December 31, 2024	December 31, 2025
Accounts receivable, net	$ 43,144	$ 51,843	$ 85,643

<u>Allowance for credit losses</u>

The Company operates in the brewery and craft beer industry and its accounts receivable are primarily derived from the production and distribution of a variety craft beers and spirits. At each balance sheet date, the Company assesses expected credit loss on receivables using a combination of historical loss date, current economic conditions, and forward-looking information.

As of December 31, 2025 and 2024, the Company's accounts receivable are all current (0-60 days past due) and considered collectible. Based on this assessment, the Company has determined that no significant credit losses are expected, as all receivables are due in the short term and the collection risk is minimal. Therefore, there was no allowance for credit losses as of December 31, 2025 and 2024, respectively.

Lanikai Brewing Company, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2025 and 2024

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventory

Inventory consists of raw materials, work in progress, and finished goods. The Company values inventory at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

Property and equipment, net

The Company's property and equipment primarily consist of production and packaging equipment. These items include fermenters, brite tanks, glycol chiller unit, walk-in refrigeration system, a keg washing machine, distilling equipment, a mobile canning line, and other brewing equipment. The craft pub has bar furniture, a walk-in refrigeration unit, condensing unit, and a draft beer dispensing system, as well as leasehold improvements for electrical and flooring improvements. The full-service restaurant has kitchen equipment, furniture, a refrigerated walk-in, and leasehold improvements (display cabinet, flooring and light fixtures).

Property and equipment are stated at cost less accumulated depreciation. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvement. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets as follows.

Brewery equipment	10 years
Leasehold improvements	3 years
Furniture and equipment	3 years
Distilling equipment	10 years
Vehicles	2 years

Major additions and improvements are capitalized, and routine expenditures for repairs and maintenance are charged to expenses as incurred. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the financial statements.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in the consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in the consolidated balance sheets.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

<u>Leases (continued)</u>

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the leases do not provide an implicit rate, the Company uses the risk-free-rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

<u>Revenue recognition</u>

The Company's sources of revenue are as follows for the years ended December 31:

	2025	2024
Craft pub/restaurant	$ 3,336,810	$ 2,397,073
Beer and spirit sales	743,859	540,286
Promotional events	-	3,555
	$ 4,080,669	$ 2,940,914

Revenues are stated net of incentives, discounts, and returns. The Company's revenues are generated from activities that have a single performance obligation and are recognized at the point in time when control transfers and the Company's obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon the method of distribution and shipping terms. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the sale of its products. The cost of various marketing programs, such as price promotions and rebates are recorded as a reduction of sales. There were no outstanding contract assets or liabilities as of December 31, 2025 and 2024.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of goods sold

The Company's cost of goods sold includes costs incurred in the brewing, packaging, and shipping of its craft beer and distilled spirits. These costs include raw materials, such as barley, hops, and various grains. Packaging materials, such as cans, cardboard, labels and caps are also included in the cost of goods sold. The Company's cost of goods also sold includes freight and shipping, work in process, finished goods, and manufacturing overhead costs (i.e., direct labor for brewing/production, electricity, and depreciation of brewing equipment). Additionally, the Company's cost of goods sold for the craft pub and full-service restaurant includes the cost of beverages and food for resale, as well as retail merchandise.

Hawaii general excise tax

The State of Hawaii imposes a general excise tax of 4.0% on sales within the State, plus an additional 0.5% on such gross receipts within the City and County of Honolulu. It is the Company's policy to record these taxes in gross in revenues and cost of goods sold. Amounts billed and collected from customers and remitted to the State of Hawaii were $113,637 and $69,732 for the years ending December 31, 2025, and 2024, respectively.

Advertising

The Company expenses advertising costs as they are incurred. For the years December 31, 2025 and 2024, advertising costs were $34,633 and $35,926, respectively.

Income taxes

As a limited liability company, the Company has elected to be treated as a partnership for income tax purposes and is therefore not subject to income taxes. Taxable income or losses are reported by the members on their respective income tax returns based on their percentage of ownership. Consequently, no provision for income taxes is reported in the accompanying consolidated financial statements.

In evaluating a tax position for recognition, the Company evaluates whether it is more-likely-than not that a tax position will be sustained upon examination, including resolution of related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than not recognition threshold, the tax position is measured and recognized in the Company's consolidated financial statements as the largest amount of tax benefit that, in management's judgment, is greater than 50% likely of being realized upon ultimate settlement.

The Company files income tax returns in the United States Federal and the State of Hawaii jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply.

The Company did not recognize any tax liabilities for income taxes associated with unrecognized tax benefits as of December 31, 2025, and 2024. It is the Company's policy is to include interest and penalties related to unrecognized tax benefits, if any, within the other expenses in the consolidated statements of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

December 31, 2025 and 2024

NOTE 3 – INVENTORY

Inventory consists of the following as of December 31:

	2025	2024
Finished goods	$ 114,424	$ 72,870
Raw materials	16,391	30,431
Work in process	21,541	17,378
Total inventory	$ 152,356	$ 120,679

NOTE 4 – PROPERTY AND EQUIPMENT, net

Property and equipment consists of the following as of December 31:

	2025	2024
Brewery equipment	$ 674,526	$ 654,044
Leasehold improvements	181,067	162,684
Furniture and equipment	178,767	157,809
Distilling equipment	103,651	103,651
Vehicles	54,579	39,699
	1,192,590	1,117,887
Less accumulated depreciation	(856,483)	(734,326)
Total property and equipment, net	$ 336,107	$ 383,561

Depreciation expense was $122,157 for the year ended December 31, 2025, and was included as component of costs of goods sold, $55,445 and operations, $66,712 in the accompanying consolidated statement of operations.

Depreciation expense was $104,389 for the year ended December 31, 2024, and was included as a component of costs of goods sold, $79,714, and operations, $24,675 in the accompanying consolidated statement of operations.

NOTE 5 – SMALL BUSINESS ADMNISTRATION LOANS

During the year ended December 13, 2020, the Company obtained an Economic Injury Disaster Loan ("EIDL") of $150,000. The terms of the EIDL require monthly principal and interest payments of $731 which started in June 2021. This note is for a period of 30 years and bears interest at 3.75%. In May 2022, the loan agreement was modified from $150,000 to $500,000. The loan continues to accrue interest at 3.75% and matures in 30 years.

Accrued interest payable and interest expense

Accrued interest payable on this loan was $919 and $842 as of December 31, 2025 and 2024, respectively. Interest expense on this loan was $17,860 and $18,298 for the years ended December 31, 2025 and 2024, respectively.

Future maturities

Future maturities of long-term notes payable are as follows for the years ending December 31:

2026	$	12,825
2027		12,354
2028		13,314
2029		13,822
2030		14,349
Thereafter		403,240
		469,904
Less current portion		12,825
Non-current portion	$	457,079

Covenants

This note is subject to certain financial covenants of which the Company was in compliance of as of December 31, 2025 and 2024.

NOTE 6 – NOTES PAYABLE TO MEMBERS

Notes payable to members consist of advances made by members to fund continuing operations during the Company's start-up period; 2014 – 2016, and as needed in subsequent years. Amounts due to members are unsecured, bear interest at a rate of Prime plus 2.00%, or 8.75% and 9.50% as of December 31, 2025 and 2024, respectively, on the principal balances. Interest is compounded annually, and the notes are payable at a date in the future to be determined by the Company's management.

Accrued interest payable and interest expense

Accrued interest payable on these loans was $211,979 and $209,408, as of December 31, 2025 and 2024, respectively. Interest expense on these loans was $2,571 and $38,570, for the years ended December 31, 2025 and 2024, respectively.

NOTE 7 – MEMBERS' EQUITY

Class A units

The Company is authorized to issue 6,000,000 shares of founder units, no par value. Of this amount, 6,000,000 are designated as Class A founder units. There were no units issued during the year ended December 31, 2025 and 2024, respectively. Class A units are entitled to one vote per share and are senior to classes B and C units in liquidation.

Preferred units

The Company is authorized to issue 4,293,998 shares of Preferred units, no par value. There were no units issued during the year ended December 31, 2025 and 2024, respectively. Preferred units are entitled to one vote per share and are senior to all other classes of units in liquidation.

Class B units

The Company is authorized to issue 3,677,274 shares of Common units, no par value. Of this amount, 3,677,274 are designated as Class B employee units. There were no units issued during the year ended December 31, 2025 and 2024, respectively. Class B units are entitled to one vote per share and are senior to class C units in liquidation.

Class C units

The Company is authorized to issue 1,028,728 shares of Common units, no par value. Of this amount, 221,227 are designated as Class C common units. There were no units issued during the year ending December 31, 2025 and 2024. Class C units are entitled to one vote per share. Class C units are subordinate to all other classes of units in liquidation.

NOTE 8 – OPERATING LEASES

The Company occupies three commercial spaces under non-cancellable operating leases. The Company has classified these leases as operating leases. Certain leases provide renewal options, Hawaii general excise tax, and common area maintenance. The Company's commercial space leases require it to make variable payments for the Companies' proportionate share of property taxes, insurance, and common area maintenance. These variable payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Brewery lease

On June 27, 2014, the Company entered into a non-cancellable operating lease agreement for its brewery. In August 2021, the Company exercised a renewal option extending the lease term through August 31, 2026. The lease contains escalation clauses and requires initial base rent of $6,808 per month, with annual increases of 5% thereafter.

In addition, subsequent to August 31, 2026, the Company extended the operating lease for its production facility for an additional two-year term commencing September 1, 2026 and terminating August 31, 2028. The lease includes renewal options to extend the term for three additional one-year periods, which, if exercised, would extend the lease through August 31, 2031.

Kailua craft pub/restaurant lease

On June 1, 2017, the Company entered into a five-year non-cancellable operating lease agreement for its craft brew pub located in Kailua, Hawaii. This lease was extended through December 31, 2026. This lease contains escalation clauses and requires initial base rents of $7,930 per month with annual increases of 5% thereafter.

Volcano restaurant lease

On March 27, 2025, the Company entered into a three-year non-cancellable operating lease agreement for a restaurant located in Volcano, Hawaii. The lease has an initial term of three years through March 27, 2028, after which it converts to a year-to-year tenancy unless terminated by either party.

NOTE 8 – OPERATING LEASES (continued)

The components of the operating lease are as follows for the year ending December 31:

	2025
Operating lease cost	$ 277,138
Operating cash flow	$ 287,877
Right of use asset obtained	$ 199,052
Weighted average remaining lease term	2.3 years
Weighted average discount rate	1.34%

	2024
Operating lease cost	$ 228,055
Operating cash flow	$ 228,055
Right of use asset obtained	$ 428,848
Weighted average remaining lease term	1.9 years
Weighted average discount rate	1.37%

The following table reconciles the undiscounted cash flow of the operating lease liabilities on the balance sheet as of:

2026	$ 292,682
2027	75,160
2028	29,540
Total undiscounted	397,382
Less imputed interest	(14,307)
Total lease payments, net	383,075
Less current portion of lease liabilities	(278,375)
Non-current portion of lease liabilities	$ 104,700

Rent expense

Total rent expenses were $315,638 for the year ended December 31, 2025, and is included as a component of costs of goods sold, $77,780, and occupancy expenses, $237,858, in the accompanying consolidated statement of operations. Total rent expense were $249,141 for the year ended December 31, 2024, and is included as a component of costs of goods sold, $74,320, and occupancy expenses, $174,821, in the accompanying consolidated statement of operations.

Security deposits

Security deposits on these leases were $46,427 and $42,427 as of December 31, 2025 and 2024, respectively.

NOTE 9 – SUBSEQUENT EVENTS

The Company evaluated its December 31, 2025 and 2024, consolidated financial statements for subsequent events through March 3, 2026, the date the consolidated financial statements were available to be issued and did not identify any subsequent events for additional disclosure in the consolidated financial statements.

***

I, Steve Haumschild, the CEO of Lanikai Brewing Company, LLC, hereby certify that the financial statements of Lanikai Brewing Company, LLC and notes thereto for the periods ending 12/31/2025 and 12/31/2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Lanikai Brewing Company, LLC has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 9th day of March 2026.

CEO & Brewmaster

03/09/2026